April 29, 2009

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:     Craig Wilson, Senior Assistant Chief Accountant

Re:	Google Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 13, 2009
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 31, 2009, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 42

1.	We note from your disclosures that advertising revenues grew by approximately 29% from 2007 to 2008 primarily as a result of an increase in the number of paid clicks through your advertising programs. We further note that the number of paid clicks grew by only approximately 18% from 2007 to 2008 and that the average fees paid by your advertisers appear to have decreased over this same period. Please explain any additional factors that contributed to the growth in your advertising revenues. For instance, tell us whether the number of paid impressions had a material impact on the growth in your advertising revenues. In this regard, explain the reasons behind the disproportionate increase in advertising revenues related to paid clicks for the periods 2006-2007 (56% to 43% respectively) and 2007-2008 (29% to 18% respectively). Tell us your consideration of providing enhanced disclosures to further discuss the reasons for the increase in advertising revenues as well as any related quarterly and annual trends. You should quantify each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835.

We supplementally advise the Staff that the growth in advertising revenues for the periods 2007-2008 and 2006-2007 resulted primarily from increases in the number of paid clicks of 18% and 43%, respectively, and to a lesser extent, from increases in the average fees paid by our advertisers of 7% and 9%, respectively. The number of paid impressions did not have a material impact on the growth in our advertising revenues in either period.

Securities and Exchange Commission

April 29, 2009

In response to the Staff’s comment we will provide, in our future Quarterly Report on Form 10-Q and Annual Report on Form 10-K filings, including our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, percentage increases or decreases in the cost-per-click on a quarter-over-quarter or year-over-year basis, including a discussion of the reasons for any material changes. Cost-per-click data will also be presented in our quarterly earnings call. We will also provide similar cost per impression data once our display advertising business (the part of our business that sells “display ads,” which includes animated and static images, as well as interactive audio or video media, and from which we derive revenue on a cost-per-impression basis) represents a meaningful portion of our total revenues.

Off-Balance Sheet Entities, page 56

2.	The disclosure under this heading does not appear to address all types of off-balance sheet arrangements that are required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any such off-balance sheet arrangements. Please confirm, or advise. In addition, please expand this selection in future filings to ensure that it addresses all off-balance sheet arrangements required to be disclosed pursuant to the Item.

We supplementally advise the Staff that Google did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expense, results of operations, liquidity, capital expenditures or capital resources that is material to investors as of December 31, 2008.

In response to the Staff’s comment, and absent any significant changes in Google’s business arrangements, we plan to revise our disclosure in our Annual Report on Form 10-K for the annual period ending December 31, 2009 to clarify our off-balance sheet arrangements as follows:

“Off-Balance-Sheet Arrangements

At December 31, 2009, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.”

Securities and Exchange Commission

April 29, 2009

Item 11.	Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 24, 2009)

Compensation and Discussion Analysis

Company Performance Measurement, page 47

3.	We note that you relied in part on a non-GAAP operating income target in determining incentive bonus awards for the named executive officers in 2008. The disclosure on page 47 regarding the calculation of non-GAAP operating income for 2008 does not demonstrate precisely how the non-GAAP measure is calculated. In this regard, we note in particular the reference in this description to the exclusion of “certain material non-recurring expenses.” Please provide enhanced disclosure with respect to how non-GAAP compensation measures are calculated from your audited financial statements, or advise why you believe such enhanced disclosure in not required. Refer to instruction 5 to Item 402(b) of Regulation S-K. .

We supplementally advise the Staff that Google’s Leadership Development and Compensation Committee in part relied on a non-GAAP operating income target to determine incentive bonus awards for the named executive officers in 2008. Non-GAAP operating income consisted of GAAP operating income excluding stock-based compensation expense and the expenses related to the settlement agreement with the Authors Guild and the Association of American Publishers.

Item 13.	Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 24, 2009)

Certain Relationships and Related Transactions

Corporate Use of Personal Aircraft, page 42

4.	You disclose that Eric Schmidt “has the use of non-commercial aircraft that he makes available from time to time to various aviation companies for charters by these companies to their customers,” and that Google has chartered these aircraft from time to time for business trips for its executive officers. Please disclose the nature of Mr. Schmidt’s interest in this arrangement and the approximate dollar amount of his interest therein. Refer to paragraphs (2) and (4) of Item 404(a) of Regulation S-K.

We supplementally advise the Staff that Mr. Schmidt beneficially owns 100% of one aircraft and 33% of another aircraft, both of which are used by Mr. Schmidt and Google’s executive officers from time to time for business trips. In addition, we advise the Staff that the two aircraft are managed by third party management companies, Elan Express, Inc. and Sentient Flight Group, LLC. Due to the fact that the $7,500 hourly costs paid for the use of these aircraft is less than the actual operational costs incurred by Mr. Schmidt as owner of these aircraft, Mr. Schmidt does not profit from the use of these aircraft and therefore does not have a monetary interest that must be disclosed in connection with the related party transaction described on page 42 of the Proxy Statement. In response to the Staff’s comment, we plan to revise our disclosure to make this clear in future proxy statements.

* * * * *

Securities and Exchange Commission

April 29, 2009

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/240-3928 and 650/469-0208). Thank you for your assistance.

Very truly yours, GOOGLE INC.

/s/ MARK FUCHS
Mark Fuchs
Vice President, Finance and
Chief Accountant

cc:	Patrick Pichette
David Drummond
Kent Walker
Donald Harrison
Katherine Stephens